                      Morgan Stanley
                      Charter Series

      September 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated July 29,
2002.

                                                       Issued: October 31, 2002

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                        INCEPTION-
                                                                                         TO-DATE   ANNUALIZED
                            1994    1995 1996 1997 1998   1999    2000   2001    2002     RETURN     RETURN
FUND                         %       %    %    %    %      %       %      %       %         %          %
-------------------------------------------------------------------------------------------------------------
Charter MSFCM............   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)    32.0     123.4       9.8
                          (10 mos.)                                            (9 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Graham...........    --      --  --    --  --      2.9    22.0   9.7     39.2      91.7      19.9
                                                        (10 mos.)              (9 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Millburn.........    --      --  --    --  --     (7.2)   12.1  (11.3)   29.4      19.4       5.1
                                                        (10 mos.)              (9 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Welton...........    --      --  --    --  --    (10.7)   (8.2) (13.0)   1.3      (27.8)     (8.7)
                                                        (10 mos.)              (9 mos.)
-------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
Harborside Financial Center, Plaza Two, 1st Floor,
Jersey City, New Jersey 07311
Telephone (201) 209-8400

Morgan Stanley Charter Series
Monthly Report
September 2002

Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of September 30, 2002 was as follows:

FUND                                N.A.V.               % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Charter MSFCM                       $22.34                      3.22%
--------------------------------------------------------------------------------
Charter Graham                      $19.17                      7.14%
--------------------------------------------------------------------------------
Charter Millburn                    $11.94                       6.81%
--------------------------------------------------------------------------------
Charter Welton                      $ 7.22                      -0.44%
--------------------------------------------------------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

 Limited Partners are advised of recent changes to the Board of Directors and Officers of Demeter Management Corporation (the "General Partner"):

 Mr. Robert E. Murray resigned the position of President of the General Partner. Mr. Murray will, however, retain his position as Chairman and a Director of the General Partner.

 Mr. Jeffrey A. Rothman, age 41, was named President and a Director of the General Partner. Mr. Rothman is the Executive Director of Morgan Stanley Managed Futures, responsible for overseeing all aspects of the firm's managed futures department. He is also President and a Director of Morgan Stanley Futures & Currency Management Inc., Morgan Stanley's internal commodity trading advisor. Mr. Rothman has been with the Managed Futures Department for sixteen years and most recently held the position of National Sales Manager, assisting Branch Managers and Financial Advisors with their managed futures education, marketing, and asset retention efforts. Throughout his career, Mr. Rothman has helped with the development, marketing, and administration of approximately 33 commodity pool investments. Mr. Rothman is an active member of the Managed Funds Association and serves on its Board of Directors.

 Mr. Frank Zafran, age 47, is an Executive Director of Morgan Stanley and, in September 2002, was named Chief Administrative Officer of Morgan Stanley's Global Products and Services Division.

Mr. Zafran joined the firm in 1979 and has held various positions in Corporate Accounting and the Insurance Department, including Senior Operations Officer--Insurance Division, until his appointment in 2000 as Director of 401(k) Plan Services, responsible for all aspects of 401(k) Plan Services including marketing, sales and operations. Mr. Zafran received a B.S. degree in Accounting from Brooklyn College, New York. Mr. Zafran will become a Director of the General Partner and of Morgan Stanley Futures & Currency Management Inc. once he has registered with the National Futures Association as an associated person of both firms, which registration is currently pending.

 Mr. Raymond E. Koch resigned the position of Chief Financial Officer of the General Partner.

 Mr. Jeffrey D. Hahn, age 45, was named Chief Financial Officer of the General Partner. Mr. Hahn began his career at Morgan Stanley in 1992 and is currently an Executive Director responsible for the management and supervision of the accounting, reporting, tax and finance functions for the firm's private equity, managed futures, and certain legacy real estate investing activities. He is also Chief Financial Officer of Morgan Stanley Futures & Currency Management Inc. From August 1984 through May 1992, Mr. Hahn held various positions as an auditor at Coopers & Lybrand, specializing in manufacturing businesses and venture capital organizations. Mr. Hahn received his B.A. in economics from St. Lawrence University in 1979, an M.B.A. from Pace University in 1984, and is a Certified Public Accountant.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, Harborside Financial Center, Plaza Two, 1st Floor, Jersey City, New Jersey 07311 or your Morgan Stanley Financial Advisor.

 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
President
Demeter Management Corporation
General Partner

CHARTER MSFCM

                                    [CHART]

                    Month ended               YTD ended
                 September 30, 2002      September 30, 2002
                 ------------------      ------------------
Currencies           -2.59%                    11.21%
Interest Rates        4.84%                    27.02%
Stock Indices         0.02%                     0.07%
Energies              2.95%                     4.33%
Metals               -0.45%                    -3.62%


Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, profits were recorded from long positions in German, U.S., and Australian interest rate futures as prices trended higher as investors continued to seek a "safe haven" from uncertainty in global equity markets and pessimism regarding a global economic recovery.

.. In the energy futures markets, gains were recorded from long positions in crude oil futures as prices trended higher on the possibility of military action against Iraq.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen as the value of the yen decreased versus the U.S. dollar amid ongoing concerns regarding Japan's economic woes. Additional losses were recorded from transactions involving the euro and Swiss franc amid short-term volatility in the value of these currencies versus the U.S. dollar.

CHARTER GRAHAM

                                    [CHART]

                   Month ended              YTD ended
                September 30, 2002      September 30, 2002
                ------------------      ------------------
Currencies           -0.73%                   14.30%
Interest Rates        4.48%                   21.76%
Stock Indices         3.14%                    7.96%
Energies              1.48%                   -0.72%
Metals                0.36%                   -2.28%
Agriculturals         0.86%                    6.00%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, profits were recorded from long positions in European, U.S., and Australian interest rate futures as prices trended higher as investors continued to seek a "safe haven" from uncertainty in global equity markets and pessimism regarding a global economic recovery.

.. In the global stock index futures markets, gains were recorded from short positions in European, U.S., and Pacific Rim stock index futures as prices trended lower due to continued global economic and political uncertainty.

.. In the energy futures markets, gains were recorded from long positions in crude oil futures as prices trended higher on the possibility of military action against Iraq. Additional gains were recorded from long positions in natural gas futures as prices trended higher due to a disruption of output in the Gulf of Mexico caused by Hurricane Isidore.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen as the value of the yen decreased versus the U.S. dollar amid ongoing concerns regarding Japan's economic woes. Long positions in the Korean won also resulted in losses as its value decreased versus the U.S. dollar in sympathy with continued weakness in the yen.

CHARTER MILLBURN

                                    [CHART]


                    Month ended            YTD ended
                September 30, 2002     September 30, 2002
                ------------------     ------------------
Currencies          -0.97%                  10.89%
Interest Rates       5.62%                  22.17%
Stock Indices        1.66%                   2.51%
Energies             1.71%                   0.87%
Metals              -0.11%                  -0.28%
Agriculturals       -0.31%                  -2.69%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, profits were recorded from long positions in U.S. and European interest rate futures as prices trended higher as investors continued to seek a "safe haven" from uncertainty in global equity markets and increased pessimism regarding a global economic recovery.

.. In the energy futures markets, gains were recorded from long positions in natural gas futures as prices trended higher due to a disruption of output in the Gulf of Mexico caused by Hurricane Isidore. Additional gains were recorded from long positions in crude oil futures and its related products as prices trended higher on the increasing likelihood of U.S.-led military action against Iraq.

.. In the global stock index futures markets, gains were recorded from short positions in Pacific Rim, European, and U.S. stock index futures as prices trended lower due to continued global economic and political uncertainty.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Japanese yen as the value of the yen decreased versus the U.S. dollar amid ongoing concerns regarding Japan's economic woes. Additional losses were recorded from transactions involving the euro amid short-term volatility in the value of the euro versus the U.S. dollar.

CHARTER WELTON

                                    [CHART]

                   Month ended               YTD ended
                September 30, 2002      September 30, 2002
                ------------------      ------------------
Currencies          -2.62%                   -8.20%
Interest Rates       3.02%                   29.17%
Stock Indices       -0.71%                   -8.04%
Energies             0.82%                   -3.14%
Metals              -0.37%                   -0.84%
Agriculturals       -0.68%                   -0.84%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

.. In the global interest rate futures markets, profits were recorded from long positions in European and U.S. interest rate futures as prices trended higher as investors continued to seek a "safe haven" from uncertainty in global equity markets and pessimism regarding a global economic recovery.

.. In the energy futures markets, gains were recorded from long positions in crude oil futures and its related products as prices trended higher on the possibility of military action against Iraq. Additional gains were recorded from long positions in natural gas futures as prices trended higher due to a disruption of output in the Gulf of Mexico caused by Hurricane Isidore.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

.. In the currency markets, losses were recorded from transactions involving the Swiss franc and the euro amid short-term volatility in the value of these currencies versus the U.S. dollar.

.. In the global stock index futures markets, losses were recorded from long positions in U.S. and Pacific Rim stock index futures as prices trended lower due to continued global economic and political uncertainty.

.. In the agricultural futures markets, losses were recorded from long positions in corn futures as prices decreased due to supply and demand concerns.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED SEPTEMBER 30, 2002  (UNAUDITED)

                                    MORGAN STANLEY                MORGAN STANLEY                MORGAN STANLEY
                                  CHARTER MSFCM L.P.            CHARTER GRAHAM L.P.         CHARTER MILLBURN L.P.
                             ----------------------------  ----------------------------  ---------------------------
                                           PERCENTAGE OF                 PERCENTAGE OF                PERCENTAGE OF
                                         SEPTEMBER 1, 2002             SEPTEMBER 1, 2002            SEPTEMBER 1, 2002
                                             BEGINNING                     BEGINNING                    BEGINNING
                               AMOUNT     NET ASSET VALUE    AMOUNT     NET ASSET VALUE    AMOUNT    NET ASSET VALUE
                             ----------  ----------------- ----------  ----------------- ---------  -----------------
                                 $               %             $               %             $              %
REVENUES
Trading profit (loss):
  Realized                   12,031,576        17.94       11,312,764        12.87       3,522,212         8.94
  Net change in unrealized   (8,960,582)      (13.36)      (2,984,343)       (3.40)       (507,166)       (1.29)
                             ----------       ------       ----------        -----       ---------        -----
   Total Trading Results      3,070,994         4.58        8,328,421         9.47       3,015,046         7.65
Interest income (Note 2)         93,823          .14          125,346          .14          54,616          .14
                             ----------       ------       ----------        -----       ---------        -----
   Total Revenues             3,164,817         4.72        8,453,767         9.61       3,069,662         7.79
                             ----------       ------       ----------        -----       ---------        -----
EXPENSES
Incentive fees (Note 2 & 3)     516,814          .77        1,537,530         1.75          99,341          .25
Brokerage fees (Note 2)         375,628          .56          494,308          .56         221,737          .56
Management fees (Note 2 & 3)    111,297          .17          146,463          .16          65,698          .17
                             ----------       ------       ----------        -----       ---------        -----
   Total Expenses             1,003,739         1.50        2,178,301         2.47         386,776          .98
                             ----------       ------       ----------        -----       ---------        -----
NET INCOME (LOSS)             2,161,078         3.22        6,275,466         7.14       2,682,886         6.81
                             ==========       ======       ==========        =====       =========        =====

                                   MORGAN STANLEY
                                CHARTER WELTON L.P.
                             -------------------------
                                        PERCENTAGE OF
                                      SEPTEMBER 1, 2002
                                          BEGINNING
                              AMOUNT   NET ASSET VALUE
                             -------  -----------------
                                $             %
REVENUES
Trading profit (loss):
  Realized                     8,042         .05
  Net change in unrealized    12,883         .09
                             -------        ----
   Total Trading Results      20,925         .14
Interest income (Note 2)      21,699         .15
                             -------        ----
   Total Revenues             42,624         .29
                             -------        ----
EXPENSES
Incentive fees (Note 2 & 3)     --           --
Brokerage fees (Note 2)       84,056         .56
Management fees (Note 2 & 3)  24,905         .17
                             -------        ----
   Total Expenses            108,961         .73
                             -------        ----
NET INCOME (LOSS)            (66,337)       (.44)
                             =======        ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED SEPTEMBER 30, 2002  (UNAUDITED)

                                                        MORGAN STANLEY                      MORGAN STANLEY
                                                      CHARTER MSFCM L.P.                  CHARTER GRAHAM L.P.
                                              ----------------------------------- -----------------------------------
                                                  UNITS        AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
                                              -------------  ----------  -------- -------------  ----------  --------
                                                                 $          $                        $          $
Net Asset Value, September 1, 2002            3,098,441.627  67,068,722   21.65   4,910,481.004  87,877,058   17.90
Net Income (Loss)                                   --        2,161,078     .69         --        6,275,466    1.27
Redemptions                                     (24,499.186)   (547,312)  22.34     (62,421.679) (1,196,624)  19.17
Subscriptions                                   190,644.150   4,258,990   22.34     335,453.988   6,430,653   19.17
                                              -------------  ----------           -------------  ----------
Net Asset Value, September 30, 2002           3,264,586.591  72,941,478   22.34   5,183,513.313  99,386,553   19.17
                                              =============  ==========           =============  ==========

                                                        MORGAN STANLEY                      MORGAN STANLEY
                                                     CHARTER MILLBURN L.P.                CHARTER WELTON L.P.
                                              ----------------------------------- ----------------------------------
                                                  UNITS        AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
                                              -------------  ----------  -------- -------------  ----------  --------
                                                                 $          $                        $          $
Net Asset Value, September 1, 2002            3,525,561.621  39,419,861   11.18   2,060,288.657  14,943,306    7.25
Net Income (Loss)                                   --        2,682,886     .76         --          (66,337)   (.03)
Redemptions                                     (41,558.530)   (496,209)  11.94    (146,330.920) (1,056,509)   7.22
Subscriptions                                    59,521.237     710,684   11.94      14,690.749     106,067    7.22
                                              -------------  ----------           -------------  ----------
Net Asset Value, September 30, 2002           3,543,524.328  42,317,222   11.94   1,928,648.486  13,926,527    7.22
                                              =============  ==========           =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW, Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Effective May 1, 2002, each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate), reduced from 1/12 of 7% charged in previous months (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnerships. Morgan Stanley DW will pay all such costs.

REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP. Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

[LOGO] Morgan Stanley                                             PRESORTED
Attention: Managed Futures, 1st Floor                         FIRST CLASS MAIL
Harborside Financial Center, Plaza Two                          U.S. POSTAGE
Jersey City, NJ 07311                                               PAID
                                                                 PERMIT #374
ADDRESS SERVICE REQUESTED                                       LANCASTER, PA

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